

FuelGems

A Revolutionary Fuel Additive with Potential to Change the Fuel Industry

FuelGems: More Efficient and Cleaner Fuel for the $3.5 trillion market and a More Sustainable Planet.

Diesel and gasoline will power 80% of all vehicles by 2050. Fuel is not efficient, dangerous and deadly for the environment and human health. The world needs a solution today.

Revolutionary additive for instant and continuous increase in mileage for gasoline and diesel engines, emissions reduction and engine protection.

Innovative nanotechnology based additive to give users up to 1000% ROI.



Source: Energy Watch Group

There are major problems with gasoline and diesel



Deadly emissions

Contaminated air and toxic emissions from dirty fuel cause over 5 million people to die annually



Fuel is expensive

Fuel is a huge expense that every company wants to minimize



Fuel became more corrosive

Up to 70% more corrosive to the engine



Refineries need to differentiate fuel

Fuel is currently a commodity that provides no extra value



Solution by FuelGems

○ **FuelGems decreases emissions**

Decreases unburnt hydrocarbons by 50%
Decreases carbon monoxide by up to 15%
Decreases CO2 by up to 8%
Decreases particulate pollution

○ **FuelGems increases lubrication**

Increases engine life
Increases fuel pump life

○ **Highly affordable (2 cents extra per gallon)**

Refineries can differentiate fuel and create new fuel class

○ **Saves fuel**

Up to 8% (users ROI up to 1000%)

○ **Tiny amount needed**

1-5 grams per 260 gallons (a whopping 800x less than competing additives)



Highlights

 Ready for world-wide expansion: **LICENSING & OUTSOURCING**

 Direct market opportunity: **$40+ BILLION**

 Fuel market: **$3.5 TRILLION**

 Strong returns & environmental impact: **ROI UP TO 1000%, EMISSION REDUCTION UP TO 50%**

 Key components of nanoparticle **UP TO 95% MORE AFFORDABLE**

 Traction: **$25BN OIL&GAS COMPANY, $25BN FLEET OPERATOR, 90% OF HEAVY DAILY DRIVERS WOULD LIKE TO USE THE ADDITIVE**



Highlights

 5 years in development and testing: **1 MILLION+ MILES DRIVEN WITH ADDITIVE**

 Technology: **NEXT GENERATION NANOPARTICLE AND ITS PRODUCTION METHOD**

 **PATENTS** by top-tier IP firm Knobbe & Martens.

 Nanoparticle: **PROPRIETARY, CHEAP TO MANUFACTURE IN BULK AND ENVIRONMENTALLY SAFE**

 Nanoparticles can be sold and used in **SEVERAL MULTI-BILLION DOLLAR INDUSTRIES**

 Testing: **COMPREHENSIVE AND INTRICATE TESTS DONE AT VARIOUS RESEARCH CENTERS**



FuelGems pilot & pre-pilot potential clients are in USA, Europe and Asia



USA
P.M. $ 700 bn
P/g $ 2.60

Europe
P.M. $ 530 bn
P/g $ 6.0

China & India
P.M. $ 620 bn
P/g $ 4.0

*P.M. — Petroleum market
 P/g — Price per gallon

Source: BP plc, Bloomberg

FuelGems

Sales pipeline traction

Pilot stage



OMV

OIL&GAS **$20bn+ revenue**
interest from BOARD OF DIRECTORS



Ovostar Union

FARMING **$100mln revenue**
interest from BOARD OF DIRECTORS



MOU with Company

FLEET OPERATOR **$25bn+ revenue**
interest from VENTURE & LOGISTICS DIVISIONS



Sales pipeline traction

Pre-pilot stage



BP

OIL&GAS **$300bn+ revenue**
interest from CHIEF SCIENTIST



Marubeni

TRADING **$60bn+ Revenue**
interest from CEO



PKN Orlen

OIL&GAS **$30bn+ revenue**
interest from BOARD OF DIRECTORS



Suncor Energy

OIL&GAS **$30bn+ Revenue**
interest from CEO



Severstal

STEEL **$6bn revenue**
interest from INVESTMENTS DIVISION



Financial projections

Only 2 cents to treat 1 gallon of gasoline
We believe $400 million annual revenue represents only 15-20 clients

REVENUE $ (million)
EBITDA $ (million)

Year	REVENUE	EBITDA
2021	1.5	0.4
2022	15	6
2023	95	40
2024	164	65
2025	260	105
2026	410	165

EBITDA 2026 $165 (million)



*Theses are forward-looking projections which CANNOT be guaranteed.

Prospective clients and go to market strategy

FuelGems pilot projects are corporate fleets and refineries. Gas Station Operators and Auto Retailers are next.

Refineries

     

Gas Station Operators

     

Corporate fleets

     

Chemicals for Fuel

 



Prospective clients and go to market strategy

FuelGems pilot projects are corporate fleets and refineries. Gas Station Operators and Auto Retailers are next.

Logistics
     

Used Car Market
       

Auto Retail
 



How FuelGems makes money

The cost of fuel additive is insignificant

2 cents treats 1 gallon of gasoline

12

$12 million Revenue for FuelGems

small gas station operator with 500 filling stations

27

$27 million Revenue for FuelGems

one refinery

220,000 gas stations and 220 refineries in USA and Europe



FuelGems market potential is $40 billion



Revenue from refineries and gas station operators
USA, Europe and Asia



$30 Billion

$1.85 Trillion X 8% Savings X 20% of Savings



Revenue from fleets
Fleet fuel consumption
in top 20 countries

$10 Billion

$500 Billion X 8% Savings X 20% of Savings


FuelGems

Fuel market is enormous while nanotechnology is one of the fastest growth technology sectors



- Nanoparticles will be used in products that represent over **$2 trillion** in the global economy

 Fuel market is **$3.5 trillion**



$50 bn

$10 bn

2026

2018

Nanoparticle market is red hot: **$10 billion in 2018 to $50 billion in 2026**: 15%+ CAGR Growth

Nanoparticles are amazing because they greatly enhance materials. Our nanoparticles improve gasoline and diesel.

Development timeline

$ **Development costs of bootstrapped phase equivalent to $2 million**

BOOTSTRAPPED BY FOUNDERS	FUNDRAISE FROM VENTURE CAPITAL COMPANY	WEFUNDER FUNDRAISE	FUNDRAISE AT UP TO $100 MILLION VALUATION
2015-2019	**2019**	**2020-2021**	**2022-2026**

BOOTSTRAPPED	SEEDSTAGE	SEEDSTAGE	SERIES A & GROWTH

- Technology developed, thoroughly tested, patented

- Ready for mass production

- Backed by a VC fund with follow-on commitment

- Pilots with clients (multi-billion companies)

- In-house and outsourced production

- Revenue of up to $20 million

- Revenue up to $400 million

- IPO

- Acquisition of the company

*Theses are forward-looking projections which CANNOT be guaranteed



Industry exits and financings

Fuel additives were involved in 120 deals with deal value over $200 billion

 Gulf   acquired    HOUGHTON   **$1 bn**

 FLINT HILLS resources   acquired    HUNTSMAN   **$415 million**

 HALLIBURTON   acquired    Athlon Solutions   **$100+ million**

 Afton CHEMICAL   acquired    North American Fuel Additives Business

Active buyers are multi-billion dollar corporations

 Chevron    Sinopec    Hyundai Oilbank

 Afton CHEMICAL    KOCH    SMITH

 bp    Saudi Aramco    SHV

Nanotechnology for energy conservation: selected financings

 NanoMech   Nanomech: nanotechnology, energy and lubrication **raised $40 million**   **Active growth**

 nano-c nanostructured carbon   Nano-C: nanotechnology, renewable energy, electronics **raised $17 million**   **Active growth**

 NIS NANOTECH INDUSTRIAL SOLUTIONS   Nanotech Industrial Solutions: oil additives **raised $97 million**   **Active growth**

Source: Capital IQ, Crunchbase

 FuelGems

Current fuel additives are expensive and lack performance

low price



restores engine to baseline performance levels

continuous performance above baseline




Chevron Techron 65740

Royal Purple 11722

Redline 60103

Lucas 10013

BG 44K

high price

For customers FuelGems is an easy solution with high performance and low price.

FuelGems can price its additive up to 20 times cheaper than competitors and win a large market share very quickly.

How it works



A tiny amount:
1-5 grams of nanoparticle "FuelGems" is needed **per 1 ton** (260 gallons) of fuel



Easy for gas stations: just add to large fuel storage tank



Easy for refineries: just add during the refining process



Easy for drivers: just add to fuel tank when filling up



How it works







Reactor is a small device which easily fits on a laboratory table

Reactor is controlled by a software program

One small unit produces nanoparticles to treat 20 tons of fuel per day

✓ **Proprietary reactors and methodology to produce high amounts of nanoparticles at very low cost**
✓ **10-50 reactors fit in a small laboratory**
✓ **The technology and production is inexpensive and efficient**



Proprietary and patented know–how

Unique and proprietary production method, unique nanoparticle and its stabilization



Production method
Unique knowhow in electricity usage to form and apply plasma



Chemical compounds
Synthesis of unique spherical carbon nano-sized clusters



Stabilization
Nanoparticle is stabilized to disperse easily in fuel and avoid agglomeration for long life of nanoparticle in fuel



Top-tier IP law firm, Knobbe Martens filed the patents



Technical validation

Extensive university testing

Nanotechnology, atomic, molecular and chemical testing

- Atomic force microscopy
- Transmission electron microscopy
- Scanning electron microscopy
- Raman spectroscopy
- Infrared spectroscopy
- Oxidation testing
- X-ray fluorescence spectroscopy
- Qualitative chemical analysis
- Energy-dispersive X-ray spectroscopy

Tribology and friction

- Tribology and friction testing: measurement of friction
- Tribology and friction testing: liquid phase electron microscopy
- Tribology and friction testing: differential-phase laser scanning profilometer
- Tribology and friction testing: fuel pump, testing surfaces of various fuels

Internal combustion engine testing

- Internal combustion gasoline engine bench test
- Internal combustion diesel engine bench test
- Internal combustion engine gas analyzer tests
- Real-life testing over 1,000,000 miles driven in real cars

Comprehensive testing to fully examine the nanoparticles, their mechanism of action and effects: anti-friction and anti-oxidation



Technical validation



CONN CENTER
FOR RENEWABLE ENERGY RESEARCH

Nanotechnology analysis

Scanning Electron Microscope







20kV X20,000 1µm 10 30 SEI
20kV X50,000 0.5µm 10 30 SEI

RAMAN Spectroscopy

600
400
200
0

Atomic Force Microscopy: the nanoparticles are separated and packaged, ready to be added to fuel





X, um
Y, um
CS-Topography
Length, um

X-Ray Diffraction Analysis and X-ray Photoelectron Spectroscopy





Intensity (cps)
BE (eV)

Transmission Electron Microscope and High Resolution Transmission Electron Microscopy: Nanoparticles sized 5-80 nm









200 nm
5 nm
5 nm

FuelGems

Technical validation

Testing at research centers and in real life

	Fuel no additive	**Fuel with FuelGems**
Fuel pump shaft		
Wear profilogram		



Technical validation

Testing at research centers and in real life

Liquid phase electron microspore

Surface friction of regular fuel – rough surface

Surface friction of fuel with FuelGems – smooth surface





Surface scan of friction of fuel with additive

E-85 fuel*

Trial	The appearance of the friction trace	Average wear, micron	Profilogram of the trace
1		0.6	
2		0.8	
3		0.5	
4		0.7	
Score mark		0.5	

E-85 fuel with additive*

Trial	The appearance of the friction trace	Average wear, micron	Profilogram of the trace
1		0.3	
2		0.6	
3		0.4	
4		0.4	
Score mark		0.1	

*8 kg axial load, the rotation speed of the contra-sample 300 rpm.

Nanoparticles reduce friction wear by up to 80%



Technical validation

Engine cell testing at Coventry University

 

○ **Jaguar Land Rover (JLR) engine used for testing**

○ **Dosing:**   **3 to 5 grams per 1 ton of fuel**

    Reduction of Unburnt Hydrocarbons: **50%**

    Reduction of Carbon Monoxide: **14%**

○ **There were no adverse effects to the engine**

Research institute snapshot testing using diesel engine (reduction of fuel use/increase in mileage)

Fuel no additive	0
Fuel with FuelGems	**8%**

Research institute snapshot testing using gasoline engine (reduction of fuel use/increase in mileage)

Fuel no additive	0
Fuel with FuelGems	**7.5%**

Real life testing

Cars drove over **1 million miles** with the **additive**



Our nanoparticles can be used in multiple large markets

We believe FuelGems can sell its nanoparticles 90% cheaper than competition

$3.5 trillion
petroleum fuel **increases mileage by reducing consumption of gasoline and diesel**

$24 billion (2023)
capacitors **improves performance**

$50 billion (2023)
industrial catalyst **increases production of styrene**

$140 billion (2026)
lithium ion batteries **improves performance**

$165 billion (2021)
lubricants **improves lubricating effect**



Source: Beilstein Journals, Researchandmarkets, Knowledge Sourcing Intelligence, Marketsandmarkets

Team



Kirill Gichunts

CEO

Microsoft
EastOne (venture capital)
Semi-finalist Cleantech
Open
KBC Securities
Raiffeisen/Lazard
Deloitte
Hilspen Capital
Management
Global Asset Capital

UC Berkeley



Jacek Jasinski, Ph.D.

Nanotech Scientist

Conn Center for
Renewable Energy
UC Merced
Lawrence Berkeley
National Laboratory

**UC Berkeley, Warsaw
University**



Dmitry Vinnichenko, Ph.D.

Scientist

National Academy of
Sciences of Ukraine

**National University of
Shipbuilding**



Tim Rose, Ph.D.

Automotive Scientist

Cranfield
University British
Gas

Cranfield University



Team



Irina Nazarova, Ph.D.

Scientist

National University of
Shipbuilding

Kyiv Polytechnic Institute



**Yaroslav Bereznitskiy,
Ph.D. candidate**

Chemical Engineer

National Academy of
Sciences of Ukraine

**National Aviation
University**



**Roman Tarasov,
Ph.D. candidate**

Chemical Engineer

National Academy of
Sciences of Ukraine

**National University of
Food Technologies**



Successful venture track record and startup exits

Kirill Gichunts has successful venture experience and startup exits

 Managing Partner at EastOne's VC accelerator; Invested and mentored over 15 companies. Selected investments:

 Kabanchik **acquired by Prom.ua**

 Preply, growth stage, **raised 15 million USD**   **Active growth**

 PromoRepublic , growth stage, **raised 4.3+ million USD**   **Active growth**

 Poptop, Series A stage, **raised 1 million USD**   **Active growth**

 Founding team member of Silicon Valley start-up InFreeDA **acquired by AT&T (NYSE:T)**

 Advised Microsoft on launching technology accelerator **Cloud Business City**

 Semifinalist of **Cleantech Open**

During his career, Kirill has developed relationships with corporations and governments

    

    

    

   

    



Use of funds and next steps

 **Done**

 **Next Steps**

✓ Designed a unique nanoparticle
✓ Secured patent
✓ Designed cost-effective technology to manufacture the nanoparticles
✓ Treated and stabilized the nanoparticle to effectively dissolve and disperse in fuel
✓ Modeled mass production of nanoparticles
✓ Verified the technology via numerous tests at multiple universities
✓ Built core management and scientific team
✓ Built business model and proved high customer demand
✓ Pilot projects with multi-billion corporations around the world

o Set-up mass production of the additive
o Grow revenue
o Secure further patents
o Build sales and marketing to increase revenue growth

 FuelGems

Disclaimer

The information contained herein regarding FuelGems, Inc. ("FuelGems") has been prepared solely for illustration and discussion purposes and should not be considered as an offer to buy or sell any stock (the "Stock") of FuelGems. Any offer of Stock will be made only to Accredited Investors as defined under the US Securities Act of 1933.

Any decision to invest in Stock should be made only after conducting such investigations as you deem necessary and consulting your own investment, legal, accounting and tax advisors in order to make an independent determination of the suitability and consequences of such an investment. FuelGems is not acting as your advisor or agent.

An investment in the Stock is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in the Stock can be volatile. No representation is made that the Stock will achieve certain performance goals or that any investment in the Stock will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the Stock and it may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Stock, including important risk disclosures. While certain data contained herein has been prepared from information that FuelGems believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.



Contact

Kirill Gichunts

kirill@fuelgems.com
301 Congress Ave #2200, Austin, TX 78701